02043027

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 16, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: **Press release dated July 16, 2002: "Swedish Match - Financial Results January – June 2002"**

SWEDISH MATCH

Subject	Financial results January - June 2002
From	Investor Relations
Date	July 16, 2002
No of pages	1

Swedish Match will publish the results for the period January – June 2002 on Wednesday July 24.

You are invited to a telephone conference on Wednesday July 24 at 2:30 p.m. (CET). At this time we will review and comment on the results. Participants will be Lennart Sundén, President and CEO, Sven Hindrikes, Executive Vice President and CFO, and Bo Aulin, Senior Vice President Corporate Affairs, Secretary and General Counsel. There will be an opportunity to ask questions.

If you want to participate in the telephone conference, please notify us of your interest by e-mailing irconference@swedishmatch.com not later than July 24, 12:00 noon (CET).

There will also be a possibility to listen in to the telephone conference at the link http://www.swedishmatch.se/ir/telefonkonferens.asp. Replay will be available for one week at the link above as well as on telephone number +44 20 8288 4459 (access code: 614722).

Best regards,
SWEDISH MATCH AB (publ)
Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: July 16, 2002

By: Lennart Sundén

Name: Lennart Sundén

Title: President and Chief Executive Officer